Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the common stock of Kips Bay Medical, inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Date: October 7, 2011

Kips Bay Investments, LLC

By	/s/ Nader C. Kazeminy
Nader C. Kazeminy, its Chief Executive Officer

/s/ Nader C. Kazeminy
Nader C. Kazeminy

/s/ Nasser J. Kazeminy
Nasser J. Kazeminy